GLOBAL PHARM HOLDNGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC 518026

March 25, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (the “Company”)
correspondence submitted March 23, 2011 regarding
Amendment No. 1 to Form 8-K
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to your comment contained in the Staff letter, dated March 23, 2011, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 1 to the Current Report on Form 8-K filed on August 25, 2010.

The Company has replied below, with our response following a repetition of the Staff’s comment (the “Comment”).

General

We note your response to comment one in our letter dated February 24, 2011. Please tell us why you believe you are required to file reports pursuant to Section 15(d) of the Exchange Act. It appears that you had, as of the first day of your fiscal year, fewer than 300 record holders of the class of securities offered under your 1933 Act registration statement.

Response:

Please note that our prior response to the Staff’s comment in your letter dated February 24, 2011 was in error.  Please accept our apologies for this miscommunication.    We agree with the Staff that we are not required to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Our duty to file pursuant to Section 15(d) of the Exchange Act has been automatically suspended since we do not have a registration statement effective under the Securities Act of 1933, as amended (the “Securities Act”), during the current fiscal year and our shares of common stock, as of the beginning of this fiscal year, are held of record by less than 300 persons.

We do not propose to file a Form 10 registration statement at this time.   We will register as a reporting issuer under the Exchange Act at such time as we are required to pursuant to Section 12 of the Exchange Act.  Until such time, we are currently, and will remain, a voluntary reporting issuer.

By way of historical background to assist you in our response, we were incorporated in Delaware on February 9, 2007, under the name “Top Flight Gamebirds, Inc.”(“ Top Flight”).  On September 20, 2010, we changed our name to Global Pharm Holdings Group, Inc.

On July 11, 2008, Top Flight filed a Registration Statement on Form S-1 (333-152286) (the “Registration Statement”) under the Securities Act on behalf of certain of its selling stockholders as named in the prospectus for their own account.  The Company did not receive any of the proceeds from the resale of these shares.  The SEC declared the Registration Statement effective on July 21, 2008.  The Company has not filed any subsequent registration statements, or amended Registration Statement on Form S-1 (333-152286).

On August 12, 2010, Top Flight entered into and consummated a Share Exchange Agreement with Mei Li Tsai, the then sole shareholder of Global Pharma Enterprise Group Limited, a BVI company (“Global Pharma”), and Global Pharma to acquire all the issued and outstanding capital stock of Global Pharma, in consideration for 1,800,000 newly issued restricted shares of Top Flight (the “Reverse Merger”).  As a result of the Reverse Merger, Global Pharma is now our wholly owned subsidiary.

After Top Flight entered into the Share Exchange Agreement with Global Pharma on August 12, 2010, pursuant to an Earn-In Agreement between Global Pharma and certain individuals, the former shareholders and beneficial owners of the Company’s three PRC subsidiaries, and the key management of Global Pharma, were given the right to purchase 20,894,000 shares at four different occurrence dates, contingent on various targets for total consideration of $300,000.  All of the four earn-in targets have currently been achieved and the former shareholders and the beneficial owners of the Company’s wholly owned PRC subsidiaries hold, in the aggregate, 20,894,000 shares, or 80.36%, of the Company’s shares of stock.

As of January 1, 2011, the Company had a total of 60 record holders of our shares of common stock.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yunlu Yin
Yunlu Yin
Chief Executive Office